                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
             SECTION 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

                        GRANITE BROADCASTING CORPORATION
                        --------------------------------
                       (Name of Subject Company (Issuer))

                        GRANITE BROADCASTING CORPORATION
                        --------------------------------
                        (Name of Filing Person (Offeror))

    12-3/4% CUMULATIVE EXCHANGEABLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE
    -------------------------------------------------------------------------
                           (Title of Class Securities)

                                   387241 50 8
                                   -----------
                      (CUSIP Number of Class of Securities)

                                  Ellen McClain
               Senior Vice President--Chief Financial Officer
                        Granite Broadcasting Corporation
                          767 Third Avenue, 34th Floor
                            New York, New York 10017
                                 (212) 826-2530
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                           Russell W. Parks, Jr., Esq.
                              Paul A. Belvin, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

                            CALCULATION OF FILING FEE

---------------------------------------- --------------------------------------
       Transaction Valuation                      Amount of Filing Fee
---------------------------------------- --------------------------------------
           Not Applicable                            Not Applicable
---------------------------------------- --------------------------------------

|_|  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      N/A              Filing Party: :    N/A
                         -----------                          ----------

Form or Registration No.:    N/A              Date Filed: :      N/A
                         -----------                          ----------


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_| third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

DRAFT


GRANITE BROADCASTING CORPORATION ANNOUNCES "MODIFIED DUTCH AUCTION" TENDER OFFER FOR A PORTION OF ITS 12.75% CUMULATIVE EXCHANGEABLE PREFERRED STOCK


New York, NY, May 10, 2002 - Granite Broadcasting Corporation (NASDAQ: GBTVK) announced today that it intends to commence a "Modified Dutch Auction" cash tender offer (the "Offer") for up to 45,000 shares of its 12.75% Cumulative Exchangeable Preferred Stock (the "Shares").

Under the tender offer, holders of Shares will have the opportunity to tender some or all of their Shares (each Share having a $1,000 liquidation preference) at a price within a $590 to $670 price range. The Company will utilize no more than $30,150,000 available from cash on hand and borrowings under the senior credit agreement to consummate the Offer. Subject to the terms and conditions of the Offer, Granite will accept tendered Shares in the Offer in the order of the lowest to the highest tender prices specified by tendering holders within the price range, and will select the single lowest price (the "Purchase Price") that will enable Granite to purchase 45,000 Shares, or such lesser number of Shares that are properly tendered. Granite will pay the same Purchase Price for all Shares that are tendered at or below the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms. In the event that more than 45,000 Shares are tendered at or below the Purchase Price, Granite will accept for payment such Shares that are tendered at or below the Purchase Price on a pro rata basis from among such tendered Shares.

Neither Granite nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares in the tender offer. Shareholders must decide how many Shares they will tender, if any, and the price within the stated range at which they will offer their Shares for purchase by the Company.

The Offer for the Shares is expected to commence on or before Friday, May 17, 2002. The consummation of the Offer for the Shares is subject to certain conditions, which will be described in the Offer to Purchase.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to Shares. The Offer may only be made pursuant to the terms of the Offer to Purchase and the accompanying Letter of Transmittal. Investors will receive more detailed information about the tender offer through the Offer to Purchase and related documents, which will be mailed to investors and filed with the Securities and Exchange Commission.

INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY (WHEN AVAILABLE) OF THE OFFER TO PURCHASE AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV OR FROM THE INFORMATION AGENT TO BE DESIGNATED. INVESTORS ARE URGED TO READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.


ABOUT GRANITE BROADCASTING CORPORATION
Granite Broadcasting Corporation (NASDAQ: GBTVK) operates eight television stations in geographically diverse markets reaching over 6% of the nation's television households. The Company's station portfolio consists of three NBC affiliates, two ABC affiliates, one CBS affiliate and two major market WB affiliates. The NBC affiliates are KSEE-TV, Fresno-Visalia, California, WEEK-TV, Peoria-Bloomington, Illinois, and KBJR-TV, Duluth, Minnesota-Superior, Wisconsin. The ABC affiliates are WKBW-TV, Buffalo, New York, and WPTA-TV, Fort Wayne, Indiana. The CBS affiliate is WTVH-TV, Syracuse, New York. The WB affiliates are KBWB-TV, San Francisco-Oakland-San Jose, California, and WDWB-TV, Detroit, Michigan.


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